LAWSON LUNDELL

BARRISTERS AND SOLICITORS

03 JUL -1 AM 7:21



1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Telephone 604.685.3456
Facsimile 604.669.1620

www.lawsonlundell.com

Direct Line: (604) 631-9139
mlee@lawsonlundell.com

June 23, 2003

Office of International Corporate Finance
Securities & Exchange Commission
Mail Stop 3-9
450 Fifth Street NW
Washington, DC
USA 20549

Attention: Filing Desk

Dear Sirs and Mesdames:

KSAT Satellite Networks Inc. (the "Company")
12g Exemption #82-3191

We are the solicitors for the Company and enclose on its behalf the following documents:

1. Annual and special meeting materials for 2003 as sent to shareholders and confirmation of mailing;
2. Quarterly and Year End Report for quarter ended December 31, 2002 with consolidated financial statements for the twelve months ended December 31, 2002 and confirmation of mailing;
3. Quarterly and Year End Report for quarter ended March 31, 2003 with consolidated financial statements for the three months ended March 31, 2003 and confirmation of mailing;
4. Press releases dated May 2 and May 12, 2003, respectively; and
5. Material Change Reports dated May 12 and May 15, 2003, respectively.

Please contact the undersigned if you have any questions or concerns regarding these matters.

Yours very truly,

LAWSON LUNDELL

Michael L. Lee

Encs.

cc: Phoi Kwok Eng, KSAT Satellite Networks Inc. (w/o encls.) – via fax

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 March 2003	2003/05/30

ISSUER'S ADDRESS
c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2003-05-30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Avi Shabtai"*	AVI SHABTAI	2003-05-30

Schedule A

KSAT Satellite Networks Inc.

Consolidated Balance Sheets as at 31 March, 2003 and December 31, 2002
(Unaudited)

	Note	31 March 2003 US$	31 December 2002 US$
Assets			
Cash and cash equivalents		456,941	429,436
Accounts receivable		-	105,806
Other receivable		1	1
Prepaid expenses		69,962	99,600
Inventory	8	1	1
Amount due from joint venture partners		(22,776)	1
Capital assets	3	98,880	100,479
Total assets		603,009	735,324
Liabilities			
Accounts payable		142,908	809,941
Other payables and accruals		614,207	-
Interest payable		4,441,777	4,107,131
Convertible shareholder debenture	5	5,454,105	5,454,105
Shareholder loans	6	9,136,000	9,136,000
Total liabilities		19,788,997	19,507,177
Shareholders' (deficit) equity			
Share capital	7	9,748,710	9,748,710
Deficit		(28,934,698)	(28,520,563)
Total shareholders' (deficit) equity		(19,185,988)	(18,771,853)
Total liabilities and shareholders' (deficit) equity		603,009	735,324

Signed on behalf of the Board:

(signed) *"Vincent Ko Woon Chun"* — Vincent Ko Woon Chun, Director

(signed) *"Avi Shabtai"* — Avi Shabtai, Director

KSAT Satellite Networks Inc.
Consolidated Statement of Loss and Deficit
For the three month periods ended 31 March 2003 and 2002
(Unaudited)

	Note	Period from 1 January 2003 to 31 March 2003 US$	Period from 1 January 2002 to 31 March 2002 US$
Sales		11,804	48,557
Cost of Sales		(1,060)	(14,129)
Gross Profit		10,744	34,428
Expenses			
Foreign exchange loss		5,698	2,780
Depreciation and amortization		-	103,653
General and administrative (schedule)		91,092	367,587
		96,790	474,020
Operating loss before the following:		(86,046)	(439,592)
Interest income		530	6,990
Interest expense - long term		(334,645)	(336,439)
Other income		6,026	19,085
(Loss) before income taxes		(414,135)	(749,956)
Income tax expense		-	-
(Loss) for the period		(414,135)	(749,956)
Deficit - Beginning of period		(28,520,563)	(19,434,913)
Deficit- End of period		(28,934,698)	(20,184,869)

KSAT Satellite Networks Inc.
Consolidated Statement of Cash Flows
For the three month periods ended 31 March 2003 and 2002
(Unaudited)

	Period from 1 January 2003 to 31 March 2003 US$	Period from 1 January 2002 to 31 March 2002 US$
Cash provided by (used in)		
Operating activities		
(Loss) for the period	(414,135)	(749,956)
Items not affecting working capital		
Depreciation and amortization	-	103,653
Accrued interest expense	334,645	336,439
Provision for doubtful accounts	(60,211)	-
	(139,701)	(309,864)
Net change in working capital items	142,830	315,317
	3,129	5,453
Financing activities		
Amounts due from joint venture partners	22,777	(1,813)
	22,777	(1,813)
Investing activities		
Purchase of capital assets	-	(335)
Proceeds on the sale of capital assets	1,599	589
	1,599	254
Change in cash and cash equivalents during the period	27,505	3,894
Cash and cash equivalents, beginning of period	429,436	2,473,067
Cash and cash equivalents, end of period	456,941	2,476,961

KSAT Satellite Networks Inc.
Consolidated Schedule of General and Administrative Expenses
For the three month periods ended 31 March 2003 and 2002
(Unaudited)

	1 January 2003 to 31 March 2003 US$	1 January 2002 to 31 March 2002 US$
Accommodation	2,614	7,051
Advertising	-	3,960
Audit	7,716	18,813
Communication	5,266	9,224
Consulting	907	602
Depreciation and Amortization	-	103,653
Entertainment	216	6,120
Transponder fee	2,060	2,653
Insurance	-	1,364
Management fees	87,136	96,647
Other office	14,633	54,364
Provision for doubtful debts	(60,211)	12,275
Rental	8,783	34,539
Salaries and other labour costs	14,134	99,530
Travel and transportation	6,778	16,268
Water and electricity	1,060	4,177
	91,092	471,240
Less: Depreciation and Amortization	-	103,653
Total General and administrative	91,092	367,587

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

KSAT Satellite Networks Inc. (the "Company") was focused on the sale of very small aperture terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies. Since its inception, the Company has sustained significant losses and has not been able to achieve a profitable level of operation. Accordingly, at an Annual and Special Meeting scheduled for June 20, 2003, the directors of the Company will recommend and seek shareholders approval to authorize a voluntary liquidation and dissolution of the Company. If a voluntary liquidation and dissolution of the Company is approved, the assets of the Company will be liquidated in an orderly manner and the proceeds will be applied to reduce its liabilities. There will be insufficient liquidation proceeds to satisfy all of the Company's obligations.

As a result of the Company's decision to cease all operations, the unaudited interim consolidated financial statements of the Company as at and for the period ended March 31, 2002 have been accounted for on a liquidation basis which resulted in the unaudited interim consolidated balance sheet being presented on an unclassified basis and certain assets being written down to their estimated net realizable amounts based on management's best estimates. These estimates are subject to measurement uncertainty and changes to these estimates in the future may have a material impact to the Company's net loss and financial position.

The Company, Global Space Investments Limited ("Global") and Gilat Satellite Networks Limited ("Gilat"), shareholders of the Company, are currently negotiating a settlement agreement providing for the orderly distribution of the Corporation's assets subject to receiving shareholders approval of the voluntary dissolution. Further to this agreement, it is contemplated that Gilat will purchase from the Company certain inventory at fair market value (rather than its liquidation nominal value) and, upon discharging any other liabilities with a priority claim on the assets of the Company, the Company will distribute any remaining cash proceeds in its accounts to Global in satisfaction of the Debenture. Management anticipates that there will not be sufficient proceeds to satisfy the amounts due to Global. Accordingly, as part of the agreement, Global and Gilat will agree to release and discharge all remaining indebtedness, liabilities and obligations owed by the Company to each of them.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated unaudited interim consolidated financial statements of the Company as at and for the period March 31, 2002 have been prepared on a liquidation basis consistent with the Company's annual consolidated financial statements for the year ended December 31, 2002 and in accordance with Canadian generally accepted accounting principles whereby assets have been written down to their estimated net realizable value based on an orderly liquidation value. Management believes that the unaudired interim consolidated financial statements have been prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2003 and for the three month period presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. The results of operations for the three-month period ended March 31, 2003 are not necessarily indicative of the results for the full year. All amounts herein are expressed in US dollars unless otherwise noted.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Principles of consolidation

These unaudited interim consolidated financial statements include the accounts of KSAT Satellite Networks Inc. and its wholly owned subsidiary companies and joint venture companies as follows:

	Place of incorporation	Percentage of voting shares held by the Company 2003	Percentage of voting shares held by the Company 2002
Subsidiary Companies			
Xenexi Telecommunications Development Inc.	Yukon	**100%**	100%
Gilat Satellite Networks (Shenzhen) Co., Ltd.	Shenzhen, PRC	**100%**	100%
KSAT Telecommunications Limited	Hong Kong	**100%**	100%
Gilat Satellite Networks (Bahamas I) Ltd.	Bahamas	**100%**	100%
Gilat Satellite Networks (Bahamas II) Ltd.	Bahamas	**100%**	100%
Joint Venture Companies			
Beijing Gaida Satellite Communication Network Co., Ltd.	Beijing, PRC	80%	80%

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the accounts.

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. SJV provides communications devices relating to flood prevention and control to the Ministry of Water Resources and provides engineering and consulting services. On June 9, 2002, SJV sold its entire accounts receivable balance and sold its entire inventory to a third party. As a result of this transfer and sale, SJV no longer provides SCADA services and began to curtail its operations as of June 9, 2002. As at March 31, 2003, SJV is in the process of being wound up.

Shenzhen Early Bird Communications Engineering Co., Ltd. ("EJV") was a 59.95% joint venture with Shenzhen VSAT Satellite Communications Co. Ltd., a Chinese entity originally formed by the Shenzhen municipality and Shenzhen Post and Telecommunications Bureau. In fiscal 2001, the liquidation of EJV was substantially complete and all the assets of EJV had been sold or disposed of. A consolidated loss of $1,701,934 was recorded, during fiscal 2001, on the liquidation of EJV representing amounts advanced to the joint venture on behalf of other venture partners that were not recovered. The liquidation process was finalized in fiscal 2002 and no further costs were incurred during the period ended March , 2003.

Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered and installed and title has passed to the customer.

Revenue from network operation and maintenance services is recognized after the services have been provided.

The Company earns commission on Gilat Satellite Networks Inc. products secured both by the Company and this shareholder of the Company.

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over estimated total costs. Provision is made for all anticipated losses as soon as they are determined to be likely.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost of work in progress and finished goods comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditures and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds expected on the disposal of the inventory in a short time frame or at an auction, less estimated selling expenses. An impairment in the carrying value of the inventory is recorded in the statement of loss and deficit in the year that the impairment becomes evident. As at March 31, 2003, all inventory has been written down to its estimated net realizable value of $1.

Capital assets

As at December 31, 2002, capital assets were recorded at estimated net realizable value and amortization of such assets have ceased.

In the prior period, capital assets are stated at the lower of cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. An impairment in the carrying value of these capital assets is recorded in the consolidated statement of loss and deficit in the year that the impairment becomes evident. The estimated useful lives of capital assets are as follows:

Satellite networks	7 years
Computers, fixtures and furniture	5 years
Motor vehicles	10 years
Testing instruments	7 years
Leasehold improvements	the lesser of 5 years or the term of the lease

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred.

Exchange gains and losses arising on the translation of monetary assets that mature beyond one year are deferred and amortized over the remaining life of the related asset. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of income.

Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates their market value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if their realization is considered more likely than not.

Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under conversion agreements have not been disclosed as they are antidilutive.

Warranty

The Company recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

3. CAPITAL ASSETS

	Cost $	Accumulated depreciation $	Net book value $
31/03/2003			
Computers, fixtures and furniture	**1,176,638**	**1,157,468**	**19,170**
Motor vehicles	**92,731**	**61,081**	**31,650**
Testing instruments	**311,492**	**263,432**	**48,060**
	1,580,860	**1,481,981**	**98,880**
31/12/2002			
Satellite networks	-	-	-
Computers, fixtures and furniture	1,176,638	1,157,468	19,170
Motor vehicles	92,731	61,081	31,650
Testing instruments	314,439	264,780	49,659
	1,583,808	1,483,329	100,479

4. INVESTMENT IN JOINT VENTURE

The Company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

	SJV $
31/03/2003	
Current assets	**120,140**
Current liabilities	**(129,257)**
	(9,117)
Capital assets	**19,170**
Net assets	**10,053**

	SJV $
31/12/2002	
Current assets	238,918
Current liabilities	(58,041)
	180,977
Capital assets	19,170
Net assets	200,047

The Company's share of revenue and operating expenses for the three month ended March 31, 2003 and March 31, 2002, accounted for by the proportionate consolidation method is summarized as follows:

	SJV $
31/03/2003	
Operating expenses	**(17,223)**

	SJV $
31/03/2002	
Operating expenses	120,037

5. CONVERTIBLE SHAREHOLDER DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") was issued to a significant shareholder of the Company bearing interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest were due on February 25, 2003.

On November 1, 2002, the Company received notice from the debenture holder indicating the Company was in default of the Debenture and also demanded the payments of the Shareholder Loans. Pursuant to the terms of the Debenture, the Company has 14 days to repay the amounts due by the Company to Global under the Debenture. If the Company did not repay the amounts due to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable. The 14 day period provided for under Global's notice expired and the Company did not make any payments due to Global under the Debenture nor make payments to either Global or Gilat under the Shareholders' Loan Agreement. Accordingly, the Debenture and Shareholder Loans have been classified as a current liability in the accompanying consolidated balance sheet.

5. CONVERTIBLE SHAREHOLDER DEBENTURE (cont'd)

Interest expense of $166,683 [three months ended March 31, 2002 - $154,107], was recorded on the Debenture for the three months ended of March 31, 2003. Accrued interest on the Debenture, outstanding at March 31, 2003, amounting to $3,267,201 [December 31, 2002 - $3,100,518], is recorded as interest payable in the accompanying consolidated balance sheet.

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

[a] The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

[b] The Company issues rights, options or warrants to all or substantially all holders of common stock;

[c] The Company issues or distributes to all or substantially all holders of common stock of securities of the Company, any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

[d] There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

[a] The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

[b] MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

[a] A security interest in all the Company's present and after acquired personal property;

[b] All the rights, title and interest of the Company in and to all present and after acquired other property; and

[c] A floating charge providing the debenture holder all the rights, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture, the proceeds received were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

6. SHAREHOLDER LOANS

	31/03/2003 $	31/03/2002 $
Shareholder loans	**9,270,000**	9,270,000
Less: Withholding taxes	**(134,000)**	(134,000)
Total shareholder loans	**9,136,000**	9,136,000

On September 29, 2000, Global Space Investments Limited ("Global"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat Satellite Networks Inc. ("Gilat"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

6. SHAREHOLDER LOANS (cont'd)

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues at 6.72% compounded semi-annually.

Interest expense of $167,963 was recorded for the three months ended March 31, 2003 [three months ended March 31, 2002 – $182,331] on the Loans. Accrued interest on the loans, outstanding at March 31, 2003, amounting to $1,174,576 [December 31, 2002 - $1,006,613], is recorded as interest payable in the accompanying consolidated balance sheet.

The Loans are each to be repaid simultaneously in five equal semi annual installments with the first installment payment to be made on April 17, 2002, and the second, third, fourth and fifth installments to be made October 17, 2002, April 17, 2003, October 17, 2003 and April 17, 2004 respectively by the Company to Global and Gilat, together with any outstanding interest. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

In May 2002 the Company made the first installment payment to Global amounting to $1,566,251, consisting of a principal amount of $1,030,000 and accrued interest of $536,251. Netted against the Shareholder Loans balance is $134,000 which represents withholding taxes on the above noted repayment.

7. SHARE CAPITAL

As at March 31, 2003, the Company's authorized and outstanding share capital was as follows:

Authorized:
100,000,000 common shares without par value

Outstanding:

	Number of common shares	Total $
Balance, March 31, 2003 and December 31, 2002	28,560,051	9,748,710

As at March 31, 2003 and December 31, 2002, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned $0.244 per share of cumulative cash flow as defined under the rules and policies of the Canadian Venture Exchange, Inc.

These escrow shares may be cancelled:

[a] when the Company undergoes a major reorganization if required as a condition of the consent to the reorganization;

[b] when the Company's shares have ceased to trade for a period of two consecutive years; and

[c] ten years from the date that these shares have been issued and approved by the securities exchange which will be on February 28, 2008.

7. SHARE CAPITAL (cont'd)

Loss per share

A reconciliation of the denominators and numerators for the computation of both the basic and diluted loss per share are as follows:

	Period from 1/01/2003 to 31/03/2003	Period from 1/01/2002 to 31/12/2002
	$	$
Numerator		
Loss for the year	**(414,135)**	(749,956)
Denominator		
Weighted average number of shares outstanding	**28,560,051**	28,560,051
Less: contingently issuable shares	**5,500,000**	5,500,000
	23,060,051	23,060,051
Basic and diluted loss per share	**(0.02)**	(0.03)

8. INVENTORY

	31/03/2003	**31/12/2002**
	$	$
Finished goods	**1**	1
	1	1

As a result of the decision to wind down and cease operations, the Company recorded a write down to the inventory balance, of $1,556,617 for the year ended December 31, 2002.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 March 2003	2003/05/30

ISSUER'S ADDRESS
c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2003-05-30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Avi Shabtai"*	AVI SHABTAI	2003-05-30

(iii) Avi Shabtai
(iv) Raymond Quek (resigned April 15, 2003)
(v) Wong Heang Tuck (resigned April 15, 2003)
(vi) Yoel Gat (resigned April 15, 2003)

(e) the Officers of the Corporation were:

(i) Avi Shabtai – Chief Executive Officer

(ii) Phoi Kwok Eng – Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

SCHEDULE C

MANAGEMENT DISCUSSION

PRINCIPAL ACTIVITIES

KSAT Satellite Networks Inc. (the "Company") was focused on the sale of very small aperture terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

Financial review

Group level revenue for the three months ended March 31, 2003 was $11,804 compared with $48,557 for the period ended March 31, 2002.

The Corporation ended the period with a shareholders' deficiency of $19,185,988as at March 31, 2003.

Operating overhead during the period ended March 31, 2003 was $91,092 compared with the period ended March 31, 2002 when it was $471,240.

Cost cutting exercises in MJV and the wind down at SJV in the year ended 2002 enabled the Corporation to improve on its costs management during the period under review.

VOLUNTARY LIQUIDATION OF CORPORATION

The Corporation faced its toughest challenge since incorporation. The viability of the business in the context of the Chinese market place is under challenge both by the easy availability and affordability of mobile phones as well as the introduction of the PHS option.

Current group cash available as at 31 March 2003 was $456,941. As the Corporation is unable to meet its loan commitments, does not have adequate financial resources to continue to be in operation in the foreseeable future and in the light of the market environment, the Board of Directors will ask the shareholders, at the Annual and Special Meeting on June 20, 2003, to approve of the voluntary liquidation of the Corporation. See heading "Statement of Liquidity and Solvency".

STATEMENT OF LIQUIDITY AND SOLVENCY

At 31 March 2003, we had a working capital deficit of approximately $19,185,988 compared to $18,771,853 as at 31 December 2002.

For the period ended 31 March 2003, net cash increased by $27,505 from December 31, 2002, when it was $429,436 .

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to Global Space Investments Limited ("Global"), a significant shareholder of the Corporation. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest were repayable on February 25, 2003. The Corporation has not made any payments to Global.

Pursuant to an agreement dated September 29, 2000 (the "Shareholders' Loan Agreement"), the Corporation obtained a further $10,300,000 from Global and Gilat Satellite Networks Ltd. ("Gilat"). On May 23, 2002 the Corporation reached an agreement with Gilat to delay making any cash payment on the first instalment due from the Corporation to Gilat under the Shareholders' Loan Agreement. The Corporation paid the first instalment due to Global at that time, which amounted to US$1,566,251, including accrued interest. The second repayment instalments of the shareholder loans were due on October 17, 2002. The Corporation has not repaid the amounts due under the Shareholders' Loan Agreement and has been attempting to renegotiate payment of amounts due with each of Global and Gilat.

As previously disclosed in a press release dated November 1, 2002, the Corporation received notice from Global of Global's position that the Corporation is in default of the Debenture and demanded the payment that was due under the shareholder loans. Global's notice has been given pursuant to the terms of the convertible debenture between the Corporation and Global. It provided the Corporation with 14 days to repay amounts due by the Corporation to Global under the Shareholders' Loan Agreement. If the Corporation did not repay the amounts due by it to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable. The 14 day period provided for under Global's notice expired and the Corporation did not make any payments due by the Corporation to either Global or Gilat under the Shareholders' Loan Agreement.

The Corporation has attempted to negotiate with each of Global and Gilat in order to secure deferment of the amounts due under the Shareholders' Loan Agreement. They have been unable to reach an agreement with respect to deferring the amounts due and the Corporation has been unable to secure any further financing.

Therefore, despite the best efforts of management of the Corporation, the Corporation is left with depleted resources which, in the opinion of management of the Corporation, would be insufficient to continue operations, and would also be insufficient to enable the Corporation to meet the continuous disclosure obligations imposed by governing regulatory bodies such as the securities commissions in Alberta and British Columbia, being the only jurisdictions in which the Corporation is a reporting issuer, and the TSX Venture Exchange (the "Exchange"). Management of the Corporation has therefore recommended winding up the business and affairs of the Corporation in an organized fashion and is seeking approval from the shareholders to complete the wind-up..

The Corporation, Global and Gilat are negotiating a Settlement Agreement providing for the orderly distribution of the Corporation's assets if the shareholders approve of the voluntary dissolution. Further to this agreement, Gilat may purchase from the Corporation certain inventory at fair market value and, upon discharging any other liabilities, the Corporation will distribute any proceeds it receives from the disposition of assets and any cash that remains in its accounts to Global. Any amounts the Corporation distributes to Global will not be sufficient to satisfy all amounts due by the Corporation to Global under the Shareholders' Loan Agreement and the Debenture. Furthermore, the Corporation will not be able to satisfy all amounts due by the Corporation to Gilat under the Shareholders' Loan Agreement. As part of the agreement, therefore, Global and Gilat have agreed to release and discharge all of the indebtedness, liabilities and obligations owed by KSAT to each of them.

If the shareholders approve the dissolution by special resolution, the Corporation must discharge all of its liabilities. Management anticipates that after the discharge of the Corporation's liabilities, shareholders are unlikely to receive any value.

The Corporation will notify the securities commissions in Alberta and British Columbia of the dissolution in order to have the Corporation noted as an inactive reporting issuer, thereby avoiding the issuance of cease trade orders from such jurisdictions, and will apply to the Exchange to voluntarily delist its Common Shares from such Exchange. The Corporation will not dissolve until such time as the releases from Global and Gilat have been negotiated and the Corporation meets the requirements under the *Business Corporation Act (Yukon).*

RULE 12g3-2(b)
Exemption #82-3191



May 30, 2003

03 JUL -1 AM 7:21

To the Following Securities Commission(s):

B.C. Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange

Dear Sirs:

RE: KSAT SATELLITE NETWORKS INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders and Supplemental Mail Respondents of the above-mentioned Company on the 30th day of May 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Quarterly and Year End Report BC Form 51-901 F for the Quarter Ended March 31, 2003

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal"
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

Trading Symbol: KSA

For Immediate Release
May 2, 2003

KSAT SATELLITE NETWORKS INC. DIRECTORS RESIGN

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") announced today that Mr. Yoel Gat, Mr. Raymond Quek Hiong How and Mr. Wong Heang Tuck resigned as directors on 15 April 2003.

The remaining directors are Mr. Steven Wan, Mr. Vincent Ko and Mr. Avi Shabtai.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian TSX Venture Exchange under the trading symbol "KSA". KSAT's current business involves the manufacture and sale of very small aperture terminals ("VSATs"), the investment in and development of VSAT service networks in China and the provision of VSAT private network services through its Chinese joint venture partners to corporate and government customers.

- 30 -

For more information, please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

Trading Symbol: KSA

For Immediate Release
May 12, 2003

PRESS RELEASE

KSAT Satellite Networks Inc. – Shareholders asked to approve dissolution

Beijing, May 12, 2003 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture - KSA) announced today that at the Annual and Special Meeting of the Corporation to be held on June 20, 2002, the shareholders of the Corporation will be asked to approve a special resolution authorizing and approving the voluntary dissolution of the Corporation and to approve ordinary resolutions authorizing the directors to make an application to delist the Corporation from the TSX Venture Exchange and to make application to the relevant securities commissions for an order that the Corporation cease to be a reporting issuer. In connection with the meeting, an information circular will be mailed in due course to all shareholders regarding the proposed dissolution, delisting and application for an order to cease to be a reporting issuer.

The Corporation is currently negotiating an agreement with two of its major shareholders and loan holders, Global Space Investments Ltd. and Gilat Satellite Networks Inc., regarding the orderly dissolution of the Corporation, subject to the approval of the dissolution by the shareholders. As stated in the most recent publicly available financial statements of the Corporation, as at September 30, 2002 (unaudited), the Corporation's shareholders' deficit was $11,927,629. Therefore, if the special resolution is passed, management anticipates that shareholders are unlikely to receive any value after the discharge of the Corporation's liabilities.

-30-

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia)
s. 118 of the *Securities Act* (Alberta),

1. Reporting Issuer:

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

2. Date of Material Change:

The material changes described in this report occurred on May 12, 2003.

3. Press Release:

A press release disclosing the details outlined in this Material Change Report was issued by KSAT Satellite Networks Inc. (the "Corporation") on May 12, 2003 and was disseminated through the facilities of Canada NewsWire Ltd. A copy of the press release is attached hereto as Schedule "A".

4. Summary of Material Change:

On May 12, 2003, the Corporation announced that at the Annual and Special Meeting of the Corporation to be held on June 20, 2003, the shareholders of the Corporation will be asked to approve a special resolution authorizing and approving the voluntary dissolution of the Corporation and to approve ordinary resolutions authorizing the directors to make an application to delist the Corporation from the TSX Venture Exchange and to make application to the relevant securities commissions for an order that the Corporation cease to be a reporting issuer.

5. Full Description of Material Change:

On May 12, 2003, the Corporation announced that at the Annual and Special Meeting of the Corporation to be held on June 20, 2003, the shareholders of the Corporation will be asked to approve a special resolution authorizing and approving the voluntary dissolution of the Corporation and to approve ordinary resolutions authorizing the directors to make an application to delist the Corporation from the TSX Venture Exchange and to make application to the relevant securities commissions for an order that the Corporation cease to be a reporting issuer.

The Corporation is currently negotiating an agreement with two of its major shareholders and loan holders, Global Space Investments Ltd. and Gilat Satellite Networks Inc.,

regarding the orderly dissolution of the Corporation, subject to the approval of the dissolution by the shareholders. As stated in the most recent publicly available financial statements of the Corporation, as at September 30, 2002 (unaudited), the Corporation's shareholders' deficit was $11,927,629. Therefore, if the special resolution is passed, management anticipates that shareholders are unlikely to receive any value after the discharge of the Corporation's liabilities.

6. Reliance on Confidential Filing Provisions:

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officers:

Phoi Kwok Eng
86 106-510-2808

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

Dated at Beijing, China, this 12th day of May, 2003.

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

c.c. The TSX Venture Exchange

SCHEDULE "A"

Trading Symbol: KSA

For Immediate Release
May 12, 2003

KSAT Satellite Networks Inc. – Shareholders Asked to Approve Dissolution

Beijing, May 12, 2003 -- KSAT Satellite Networks Inc. (the "Corporation") (TSX Venture - KSA) announced today that at the Annual and Special Meeting of the Corporation to be held on June 20, 2002, the shareholders of the Corporation will be asked to approve a special resolution authorizing and approving the voluntary dissolution of the Corporation and to approve ordinary resolutions authorizing the directors to make an application to delist the Corporation from the TSX Venture Exchange and to make application to the relevant securities commissions for an order that the Corporation cease to be a reporting issuer. In connection with the meeting, an information circular will be mailed in due course to all shareholders regarding the proposed dissolution, delisting and application for an order to cease to be a reporting issuer.

The Corporation is currently negotiating an agreement with two of its major shareholders and loan holders, Global Space Investments Ltd. and Gilat Satellite Networks Inc., regarding the orderly dissolution of the Corporation, subject to the approval of the dissolution by the shareholders. As stated in the most recent publicly available financial statements of the Corporation, as at September 30, 2002 (unaudited), the Corporation's shareholders' deficit was $11,927,629. Therefore, if the special resolution is passed, management anticipates that shareholders are unlikely to receive any value after the discharge of the Corporation's liabilities.

-30-

For more information please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the *Securities Act* (British Columbia)
s. 118 of the *Securities Act* (Alberta),

1. **Reporting Issuer:**

The full name and address of the principal office in Canada of the reporting issuer is:

KSAT Satellite Networks Inc.
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Y1A 3T2

2. **Date of Material Change:**

The material changes described in this report occurred on April 15, 2003.

3. **Press Release:**

A press release disclosing the details outlined in this Material Change Report was issued by the Corporation on May 2, 2003 and was disseminated through the facilities of Canada NewsWire Ltd. A copy of the news release is attached hereto as Schedule "A".

4. **Summary of Material Change:**

The Corporation announced that Messrs. Yoel Gat, Raymond Quek Hiong How and Wong Heang Tuck resigned as directors on April 15, 2003 and the remaining directors are Messrs. Steven Wan, Vincent Ko and Avi Shabtai.

5. **Full Description of Material Change:**

The Corporation announced that Messrs. Yoel Gat, Raymond Quek Hiong How and Wong Heang Tuck resigned as directors on April 15, 2003 and the remaining directors are Messrs. Steven Wan, Vincent Ko and Avi Shabtai.

6. **Reliance on Confidential Filing Provisions:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officers:**

Phoi Kwok Eng
86 106-510-2808

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

Dated at Beijing, China, this 15th day of May, 2003.

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

c.c. The TSX Venture Exchange

SCHEDULE "A"

Trading Symbol: KSA

For Immediate Release
May 2, 2003

KSAT SATELLITE NETWORKS INC. DIRECTORS RESIGN

VANCOUVER -- KSAT Satellite Networks Inc. ("KSAT") announced today that Mr. Yoel Gat, Mr. Raymond Quek Hiong How and Mr. Wong Heang Tuck resigned as directors on 15 April 2003.

The remaining directors are Mr. Steven Wan, Mr. Vincent Ko and Mr. Avi Shabtai.

KSAT is in the satellite telecommunications business in China. The common shares of KSAT trade on the Canadian TSX Venture Exchange under the trading symbol "KSA". KSAT's current business involves the manufacture and sale of very small aperture terminals ("VSATs"), the investment in and development of VSAT service networks in China and the provision of VSAT private network services through its Chinese joint venture partners to corporate and government customers.

- 30 -

For more information, please contact:

Phoi Kwok Eng
Chief Financial Officer
(8610) 6510-2808
E-mail: kephoi@ksat.net